Exhibit 99.1

ReneSola Ltd. Announces Third Quarter 2012 Results

Exceeds guidance with record solar wafer and module shipments of 533 MW

Achieves guidance with revenues of US$218.2 million

Expects solar module shipments to increase over 75% quarter over quarter in Q4 2012

JIASHAN, China, November 30, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar photovoltaic (“PV”) modules and wafers, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q3 2012 were 532.8 megawatts (“MW”), exceeding Company guidance and representing an increase of 5.8% from 503.7 MW in Q2 2012.

•	Q3 2012 net revenues were US$218.2 million, meeting Company guidance and representing a decrease of 6.4% from US$233.0 million in Q2 2012.

•	Q3 2012 gross loss was US$39.2 million with a gross margin of negative 18.0%, which included a US$31.6 million write-down for inventory, compared to a gross profit of US$1.3 million with a gross margin of 0.6% in Q2 2012.

•	Q3 2012 operating loss was US$82.8 million with an operating margin of negative 38.0%, compared to an operating loss of US$34.6 million with an operating margin of negative 14.9% in Q2 2012.

•	Q3 2012 net loss was US$78.6 million, representing basic and diluted loss per share of US$0.46 and basic and diluted loss per American depositary share (“ADS”) of US$0.91.

•	Cash and cash equivalents plus restricted cash were US$335.2 million as of the end of Q3 2012, compared to US$394.2 million as of the end of Q2 2012.

“While we delivered record shipments in the third quarter, declining selling prices and the substantial supply-demand imbalance continued to have a large impact on our margins,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Nevertheless, we continued to drive down costs and improve efficiency through strong management and a dedicated R&D team. Over the year, we’ve leveraged our core competitive strength in wafer manufacturing and technology to develop highly efficient solar modules that have attracted customers in a number of markets, most notably Europe and Australia, and also the United States and China. Despite the difficult market conditions impacting the industry, we are confident in our ability to lower costs and develop superior technology that will grow our solar module business in both the near and long term.”

Third Quarter 2012 Results

Solar Wafer and Module Shipments

	3Q12	2Q12	3Q11	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	532.8	503.7	328.5	5.8%	62.2%
Solar Wafer Shipments (MW)	387.5	344.0	294.8	12.6%	31.4%
Solar Module Shipments (MW)	145.3	159.7	33.7	(9.0)%	331.2%

The sequential increase in solar product shipments was mainly the result of an increase in the demand of the Company’s high-efficiency solar wafers from Asia-Pacific customers.

Net Revenues

	3Q12	2Q12	3Q11	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$218.2	$233.0	$189.1	(6.4)%	15.4%

Revenues in Q3 2012 decreased quarter over quarter due to a decrease in the average selling prices (“ASPs”) of solar wafers and modules to US$0.28 per watt (“W”) and US$0.67/W, respectively.

Gross Profit (Loss)

	3Q12	2Q12	3Q11	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	$(39.2)	$1.3	$(7.7)	-	-
Gross Margin	(18.0)%	0.6%	(4.0)%	-	-

The sequential decrease in gross profit was primarily due to an inventory write-down of US$31.6 million to reflect the decline in the price of solar wafers and polysilicon.

Operating Income (Loss)

	3Q12	2Q12	3Q11	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$43.6	$35.9	$26.8	21.2%	62.3%
Operating Income (Loss) (US$mln)	$(82.8)	$(34.6)	$(34.5)	-	-
Operating Margin	(38.0)%	(14.9)%	(18.2)%	-	-

The sequential increase in operating expenses was primarily due to (1) an increase in sales and marketing expenses in conjunction with the Company’s expansion of its business outside of China, (2) an increase in general and administrative expenses as a result of a US$1.8 million bad debt provision for difficulty collecting receivables, (3) an impairment loss on long-lived assets of US$6.1 million related to the discontinuation of 200 MW of monocrystalline wafer furnace production capacity and (4) a goodwill impairment charge of US$5.8 million related to the Company’s solar cell and module business acquired in 2009, offset by a decrease of US$5.6 million in research and development (“R&D”) expenses in order to save costs. Operating expenses represented 20.0% of total revenues in Q3 2012, compared to 15.4% in Q2 2012.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange net gain of US$2.1 million in Q3 2012, primarily due to the appreciation of the euro against the U.S. dollar and the depreciation of the U.S. dollar against the renminbi (“RMB”). The Company also recognized a US$0.3 million loss on derivatives in Q3 2012, compared to a loss of US$0.7 million in Q2 2012.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	3Q12	2Q12	3Q11
Net Income (Loss) (US$mln)	$(78.6)	$(34.8)	$(8.2)
Diluted Earnings (Loss) per Share	$(0.46)	$(0.20)	$(0.05)
Diluted Earnings (Loss) per ADS	$(0.91)	$(0.40)	$(0.09)

Business Highlights

Research and Development

ReneSola continued to invest in R&D to enhance the technology behind its products and manufacturing with the primary goals of lowering cost and improving efficiency. The Company’s Virtus II products are currently in full production, with average efficiencies of 15.7%. A 60-cell Virtus II module produces an average of 255 W. Additionally, the Company’s microinverter, Micro Replus, successfully completed its initial testing phase in the United States, Australia and Europe. ReneSola has also began research on small-scale storage systems, with the aim of providing these products to the market by the middle of next year, as well as began R&D on developing its own AC-OC optimizer, with the aim of providing this product to the market by the end of next year.

Solar Module Business

ReneSola delivered 145.3 MW of solar modules, of which 101.7 MW were Virtus modules, in Q3 2012, down slightly quarter over quarter due to seasonality. For Q3 2012, the Company’s total solar module selling cost was approximately US$0.65/W, slightly lower compared to Q2 2012. Gross margin for the Company’s solar module business was approximately 1.0% in Q3 2012. The Company expects to continue to reduce its solar module manufacturing costs through improvements in its manufacturing methods as well as a reduction in material costs and capitalize on the module business’s higher margins relative to solar wafer production. In Q4 2012, the Company expects its total solar module production cost to decrease to approximately US$0.57/W and its shipments to increase to a range of 250 MW to 270 MW.

Solar Wafer Business

ReneSola reached its year-end blended non-silicon solar wafer processing cost target of US$0.15/W in Q3 2012, a decrease from US$0.17/W in Q2 2012 as a result of the Company’s continued cost-reduction efforts. As announced last quarter, the Company has began manufacturing Virtus A++ wafers, which use new proprietary manufacturing technology that allows the Company to produce a larger number of high-efficiency solar wafers per ingot, in its newest facilities. The Company expects non-silicon solar wafer processing cost in these new facilities to reach US$0.11/W by the end of 2012. Overall, the Company expects to further drive down its blended non-silicon solar wafer processing cost to US$0.12/W by the end of 2012.

Polysilicon Production

In Q3 2012, ReneSola produced approximately 1,175.7 metric tons (“MT”) of polysilicon, an increase from approximately 1,119.4 MT in Q2 2012. At the end of Q3 2012, the Company had a polysilicon production capacity of 4,000 MT. The Company expects polysilicon production capacity to reach 10,000 MT by the end of Q1 2013 through the completion of Phase II of its polysilicon production plant. On November 1, 2012, the Company temporarily halted polysilicon production to upgrade its facilities and equipment, as well as integrate Phase II with Phase I. Trial production for Phase II is expected to begin in January 2013.

ReneSola’s internal polysilicon production cost decreased to approximately US$23.57 per kilogram (“kg”) at the end of Q3 2012, compared to approximately US$25.80/kg at the end of Q2 2012, as a result of improvements in the Company’s manufacturing techniques. The Company expects its polysilicon production facilities to have a polysilicon production cost below US$18/kg by the end of Q1 2013.

Projects and Systems Business

To date, ReneSola has 40 MW of projects under construction in China and 6 MW of projects under construction in Romania. The Company will selectively evaluate and engage in solar project opportunities as they arise. China Development Bank has, in the past, indicated its support for the Company’s additional solar power projects.

Recent Business Developments

•	In November 2012, ReneSola announced that its high-wattage 300 W poly module passed the potential-induced degradation ("PID") test performed by TUV SUD, a leading provider of testing, inspection and certification solutions.
•	In November 2012, ReneSola announced that its solar PV modules sold in the United States are not subject to tariffs on PV modules made with Chinese-manufactured solar cells, as the Company sources its cells from countries other than China.
•	In November 2012, ReneSola introduced its new Virtus II multicrystalline modules to the Indian market at the 6th Renewable Energy India 2012 Expo and announced the Company had started providing locally produced PV modules to the Indian market with the expectation of providing 250 MW of India-made PV modules over a two-year period.
•	In November 2012, ReneSola announced that its customer Solar Planet Power Inc. (“Solar Planet”), a U.S. company specializing in PV system solutions for commercial properties including system due diligence, financing, design and installation, commissioned several ground and rooftop projects composed entirely of ReneSola modules at elementary and high schools in West Jefferson and Blacklick, Ohio.
•	In October 2012, ReneSola invited several of its U.S. customers to tour its Yixing manufacturing facilities, which include solar cell and module production lines, in China's Jiangsu province.
•	In October 2012, ReneSola established its Asia-Pacific, Middle East and Africa regional sales headquarters in Singapore.
•	In October 2012, ReneSola announced that, as a result of the Company's diversified supply chain, its products will not be subject to anti-dumping and countervailing duties imposed by the U.S. Department of Commerce on a range of solar imports originating in China.
•	In October 2012, ReneSola shipped 10 MW of its high-quality solar modules to saferay GmbH, a leading large-scale PV power plant installer in Germany.
•	In October 2012, ReneSola launched its new solar module series products, the Virtus II solar module, the optimized Virtus II Plus 250 solar module and the Micro Replus microinverter, to the Australian market at All Energy Australia 2012.
•	In September 2012, ReneSola announced Segen Ltd, the UK's leading value-added distributor of solar PV products, would be adding a new range of quality PV panels from ReneSola to its comprehensive portfolio.
•	In September 2012, ReneSola contracted to sell 512 kilowatts ("kW") of its high-quality, high-efficiency solar modules to Cummings Properties, one of the most prominent full-service commercial real estate development and property management organizations in Massachusetts, for use on the rooftop solar system of Cummings Center, a two-million square foot corporate campus and retail center in Beverly, Massachusetts.
•	In September 2012, ReneSola announced its high-wattage 300 W and 305 W 72-cell poly line was ready for shipment from its east and west coast warehouses in the United States.
•	In September 2012, ReneSola released its microinvertor, Micro Replus, which is available as a standalone microinverter or integrated with a ReneSola panel as a turnkey AC module.
•	In August 2012, ReneSola agreed to sell 4.6 MW of its 255 W poly modules to Solar Planet.

Liquidity and Capital Resources

Net cash outflow from operating activities was US$46.0 million for Q3 2012, compared to net cash inflow of US$14.2 million in Q2 2012. Net cash and cash equivalents plus restricted cash were US$335.2 million at the end of Q3 2012, compared to US$394.2 million at the end of Q2 2012.

Total debt was US$850.3 million at the end of Q3 2012, compared to US$821.3 million at the end of Q2 2012, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$715.8 million in Q3 2012, an increase from US$691.1 million in Q2 2012.

Capital expenditures were US$30.6 million for Q3 2012, primarily for the Company’s PV project business, as well as expanding its polysilicon production capacity and improving its manufacturing processes.

2012 Capacity Expansion Plans and Related CAPEX

The Company expects to spend approximately US$14.8 million in Q4 2012 to expand its polysilicon production capacity and integrate Phase II of its Sichuan polysilicon production plant, as well as build up its horizontal and project businesses.

Amendment of 2007 Employee Stock Option Plan to Establish New Exercise Price

In Q3 2012, ReneSola’s board of directors approved the amendment of 7,835,600 stock options previously granted under the 2007 employee stock option plan to establish a new exercise price for such stock options held by current employees equal to $1.47 per ADS, which was the closing price of the Company’s ADSs on August 8, 2012.

Outlook

For Q4 2012, the Company expects total solar wafer and module shipments to be in the range of 635 MW to 675 MW, with solar module shipments expected to be in the range of 250 MW to 270 MW. Revenues are expected to be in the range of US$240 million to US$260 million and gross margin is expected to be positive in Q4 2012.

For the full year of 2012, the Company expects total solar wafer and module shipments to be close to 2.2 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Friday, November 30, 2012 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until December 7, 2012:

International:	+1-646-254-3697
Passcode:	73036035

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.ReneSola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Investor Relations

Tel: +86-573-8473-9011

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	265,421	314,229	406,280
Restricted cash	69,749	79,939	43,999
Available-for-sale investment	-	-	1,837
Accounts receivable, net of allowances for doubtful accounts	139,473	211,184	107,856
Inventories	236,477	209,765	218,777
Advances to suppliers-current	17,757	26,694	29,674
Amounts due from related parties	828	1,358	352
Value added tax recoverable	50,270	43,953	62,499
Income tax recoverable	1,689	2,614	4,991
Prepaid expenses and other current assets	27,801	15,056	13,330
Project assets	21,622	18,527	-
Prepayment for investment	1,298	-	-
Deferred convertible bond issue costs-current	784	784	923
Derivative assets	269	24	6,676
Assets held-for-sale	-	6,103	3,248
Deferred tax assets-current	28,725	20,535	22,636
Total current assets	862,163	950,765	923,078

Property, plant and equipment, net	1,021,147	1,003,293	911,190
Prepaid land use right	48,883	48,488	49,937
Deferred tax assets-non-current	45,032	39,195	11,256
Deferred convertible bond issue costs-non-current	1,922	2,118	3,189
Advances to suppliers-non-current	10,191	12,490	22,128
Advances for purchases of property, plant and equipment	43,198	46,305	25,103
Other long-term assets	11,570	10,597	6,253
Goodwill	324	6,041	5,642
Total assets	2,044,430	2,119,292	1,957,776

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	715,825	691,065	523,530
Accounts payable	395,637	404,021	209,493
Advances from customers-current	35,574	46,714	59,810
Amounts due to related parties	3,291	9,455	-
Other current liabilities	105,795	108,756	112,327
Income tax payable	1,472	2,784	3,611
Deferred tax liabilities	1,057	1,099	3,438
Derivative liabilities	1,766	765	6,657
Total current liabilities	1,260,417	1,264,659	918,866

Convertible bond payable-non-current	111,616	111,616	130,800
Long-term borrowings	134,451	130,237	167,830
Advances from customers-non-current	38,668	43,486	57,389
Warranty	8,124	7,006	12,137
Deferred gain	29,925	29,093	-
Other long-term liabilities	12,171	12,234	39,624
Total liabilities	1,595,372	1,598,331	1,326,646

Shareholders' equity
Common shares	421,452	420,370	422,314
Additional paid-in capital	4,628	4,666	3,150
Treasury stock	-	-	(1,944)
Retained earnings (accumulated losses)	(48,745)	29,862	141,553
Accumulated other comprehensive income	71,200	65,709	66,057
Total equity attribute to ReneSola Ltd	448,535	520,607	631,130
Noncontrolling interest	523	354	-
Total shareholders' equity	449,058	520,961	631,130

Total liabilities and shareholders' equity	2,044,430	2,119,292	1,957,776

RENESOLA LTD

Unaudited Consolidated Statements of Income Data

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Nine Months Ended
	Sep 30, 2012	Jun 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011

Net revenues	218,155	233,038	189,062	662,678	797,588
Cost of revenues	(257,381)	(231,735)	(196,716)	(708,634)	(658,165)
Gross profit (loss)	(39,226)	1,303	(7,654)	(45,956)	139,423
GP%	(18.0)%	0.6%	(4.0)%	(6.9)%	17.5%

Operating (expenses) income:
Sales and marketing	(9,741)	(7,169)	(5,064)	(22,549)	(11,746)
General and administrative	(14,985)	(11,260)	(12,157)	(38,808)	(30,281)
Research and development	(8,087)	(13,690)	(12,152)	(33,490)	(35,509)
Other operating income (expenses)	1,116	(3,539)	2,525	(2,280)	2,343
Impairment of long-lived assets	(6,104)	(291)	-	(6,395)	-
Goodwill impairment	(5,783)	-	-	(5,783)	-
Total operating expenses	(43,584)	(35,949)	(26,848)	(109,305)	(75,193)

Income (loss) from operations	(82,810)	(34,646)	(34,502)	(155,261)	64,230

Non-operating (expenses) income:
Interest income	1,668	1,264	3,587	5,738	5,675
Interest expense	(12,821)	(12,550)	(10,018)	(37,679)	(26,148)
Foreign exchange gain (loss)	2,054	(4,523)	(865)	(1,668)	4,796
Other-than-temporary impairment loss on available-for-sale investment	-	-	(1,705)	-	(4,371)
Gain on repurchase of convertible bonds	-	-	20,153	-	20,153
(Loss) gain on derivative, net	(302)	(669)	10,055	(935)	(19,092)
Total non-operating (expenses) income	(9,401)	(16,478)	21,207	(34,544)	(18,987)
Income (loss) before income tax, noncontrolling interests	(92,211)	(51,124)	(13,295)	(189,805)	45,243

Income tax benefit (expense)	13,586	16,321	5,145	36,156	(8,218)
Net income (loss)	(78,625)	(34,803)	(8,150)	(153,649)	37,025

Less: Net loss attributed to noncontrolling interests	(18)	(16)	-	(45)	-
Net income (loss) attributed to holders of ordinary shares	(78,607)	(34,787)	(8,150)	(153,604)	37,025

Earnings per share
Basic	(0.46)	(0.20)	(0.05)	(0.89)	0.21
Diluted	(0.46)	(0.20)	(0.05)	(0.89)	0.19

Earnings per ADS
Basic	(0.91)	(0.40)	(0.09)	(1.78)	0.43
Diluted	(0.91)	(0.40)	(0.09)	(1.78)	0.37

Weighted average number of shares used in computing earnings per share
Basic	172,773,664	172,773,664	173,752,298	172,773,664	173,914,549
Diluted	172,773,664	172,773,664	173,752,298	172,773,664	198,308,624

RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended			Nine Months Ended
	Sep 30, 2012	Jun 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Net income (loss)	(78,625)	(34,803)	(8,150)	(153,648)	37,025
Other comprehensive income, net of tax
Foreign exchange translation adjustment	5,490	(5,466)	10,575	(446)	26,805
Change in fair value of available for sale investment	-	-	-	-	2,330
Changes in fair value of cash flow hedges	-	-	-	-	1,603
Other comprehensive income, net of tax	5,490	(5,466)	10,575	(446)	30,738

Comprehensive income (loss)	(73,135)	(40,269)	2,425	(154,094)	67,763
Less:comprehensive income (loss) attributable to non-controlling interest	(18)	(16)	-	(45)	-
Comprehensive income (loss) attributable to ReneSola	(73,117)	(40,253)	2,425	(154,049)	67,763

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Nine Months Ended
	Sep 30, 2012	Sep 30, 2011

Operating activity:
Net income (loss)	(153,648)	37,025
Adjustment to reconcile net income to net cash used in operating activities:	-	-
Inventory write-down	58,606	22,747
Depreciation and amortization	69,612	59,338
Amortization of deferred convertible bond issuances costs and premium	588	669
Allowance of doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	1,819	(1,324)
Loss on derivatives	935	18,900
Share-based compensation	1,599	3,399
Impairment of long-lived assets	6,395	192
Loss on disposal of long-lived assets	226	331
Impairment of goodwill	5,783	-
Other-than-temporary impairment loss on available-for-sale investment	-	4,371
Gain on repurchase of convertible bonds	-	(20,153)
Reversal of purchase commitment	(3,940)	-
Provision for litigation	1,726	-

Changes in assets and liabilities:
Accounts receivable	(29,173)	(35,407)
Inventories	(140,572)	(65,130)
Project assets	(21,622)	-
Advances to suppliers	5,856	(9,743)
Amounts due from related parties	3,736	25
Value added tax recoverable	(8,315)	(16,540)
Prepaid expenses and other current assets	(6,545)	3,276
Prepaid land use rights	201	1,597
Accounts payable	159,823	(17,228)
Advances from customers	(32,047)	(18,439)
Income tax payables	3,613	-
Other current liabilities	(3,782)	(11,111)
Other long-term liabilities	(708)	-
Deferred tax assets	(34,854)	(6,712)
Accrued warranty cost	(4,704)	3,072
Net cash (used in) operating activities	(119,392)	(46,845)

Investing activities:
Purchases of property, plant and equipment	(88,194)	(84,491)
Advances for purchases of property, plant and equipment	(26,921)	(16,564)
Purchases of other long-lived assets	(1,064)	(121)
Proceeds from disposal of property, plant and equipment	95	-
Cash received from government subsidy	1,448	1,070
Changes in restricted cash	(11,268)	(8,864)
Cash consideration for acquisition, net of cash received	(1,298)	(1,102)
Net proceeds from (pay to) settlement of derivatives	1,449	(8,388)
Net cash used in investing activities	(125,753)	(118,460)

Financing activities:
Proceeds from bank borrowings	839,380	648,194
Repayment of bank borrowings	(706,355)	(498,319)
Cash paid for issuance costs	-	(7,150)
Proceeds from exercise of stock options	-	148
Contribution from noncontrolling interests	411	-
Cash paid for repurchase of convertible bonds	-	(46,714)
Cash paid for ADSs repurchase	-	(1,944)
Proceeds from issuance of convertible bonds	-	200,000
Refund (purchase) of conversion spread hedges	-	(23,842)
Net cash provided by financing activities	133,436	270,373

Effect of exchange rate changes	(1,909)	10,510

Net (decrease) increase in cash and cash equivalents	(113,618)	115,578
Cash and cash equivalents, beginning of year	379,039	290,702
Cash and cash equivalents, end of year	265,421	406,280